PRICING SUPPLEMENT DATED September 1, 2006 (To the MTN prospectus supplement, general prospectus supplement and prospectus, each dated March 31, 2006) Pricing Supplement Number: 2573	Filed Pursuant to Rule 424(b)(3) Registration No. 333-132911

Merrill Lynch & Co., Inc.

Medium-Term Notes, Series C

Inflation-Linked Notes Linked to the Performance of the

Consumer Price Index due September 6, 2011

(the “Notes”)

The Notes are part of a series of senior debt securities entitled “Medium-Term Notes, Series C” as more fully described in the accompanying prospectus (which term includes the accompanying MTN prospectus supplement, general prospectus supplement and prospectus). Information included in this pricing supplement supersedes information in the prospectus to the extent it is different from the information included in the prospectus.

References in this pricing supplement to “ML&Co.”, “we”, “us” and “our” are to Merrill Lynch & Co., Inc., and references to “MLPF&S” are to Merrill Lynch, Pierce, Fenner & Smith Incorporated.

Investing in the Notes involves risks that are described in the “ Risk Factors” section on page PS-4 of this pricing supplement and S-3 of the accompanying MTN prospectus supplement.

Aggregate Principal Amount	$8,000,000

Stated Maturity Date	September 6, 2011.

Issue Price	See Plan of Distribution below.

Original Issue Date	September 6, 2006.

Interest Calculation Type

Regular Floating Rate Note.

The Notes are a “Regular Floating Rate Note” which means the Notes will bear interest at the rate determined by reference to the Floating Interest Rate Basis described below.

Day Count Convention	Interest will be calculated by multiplying the principal amount of the Notes by an interest factor. The interest factor will be computed by dividing the interest rate applicable to each day by the actual number of days in the year.

Floating Interest Rate Basis	[(CPI(t) – CPI(t-12))/CPI(t-12)] x Leverage Factor

but will not be less than 0.00%.

where:

CPI(t) equals the value of the Consumer Price Index (as defined below) for the third calendar month prior to but not including the month in which the applicable Interest Reset Date occurs, and

CPI(t-12) equals the value of the Consumer Price Index for the fifteenth calendar month prior to but not including the month in which the applicable Interest Reset Date occurs.

Leverage Factor will equal:

From and including September 6, 2006 to and including September 5, 2007, 1.50.

From and including September 6, 2007 to and including September 5, 2008, 1.55.

From and including September 6, 2008 to and including September 5, 2009, 1.60.

From and including September 6, 2009 to and including September 5, 2010, 1.70.

From and including September 6, 2010 to but excluding September 5, 2011, 1.80.

Maximum Interest Rate	None.

Minimum Interest Rate	For any interest period, 0.00% per annum.

Interest Payment Dates	Monthly, on the 6th day of each month, commencing October 6, 2006 and on the Stated Maturity Date. If any Interest Payment Date falls on a day that is not a Business Day, payment will be made on the immediately succeeding Business Day and no interest will accrue as a result of the delayed payment.

Interest Reset Dates	Monthly, on the 6th day of each month, commencing on the Original Issue Date.

CUSIP Number	59018YYE5

Form of Notes	Book-entry.

Denominations	We will issue and sell the Notes in denominations of $1,000 and integral multiples of $1,000 in excess thereof.

Trustee	JPMorgan Chase Bank, N.A.

Calculation Agent	Merrill Lynch Capital Services, Inc.

All determinations made by the Calculation Agent, absent manifest error, will be conclusive for all purposes and binding on ML&Co. and beneficial owners of the Notes.

All percentages resulting from any calculation on the Notes will be rounded to the nearest one hundred-thousandth of a percentage point, with five one-millionths of a percentage point rounded upwards, e.g., 9.876545% (or .09876545) would be rounded to 9.87655% (or .0987655); provided that the applicable Interest Rate will be rounded to one-hundredth of a percentage point. All dollar amounts used in or resulting from this calculation will be rounded to the nearest cent, with one-half cent being rounded upwards.

Proceeds to ML&Co	$8,000,000

Underwriter	Merrill Lynch, Pierce, Fenner & Smith Incorporated.

Plan of Distribution	The Underwriter will purchase the Notes for 100% of the principal amount of the Notes and has advised us that it proposes to offer all or part of the Notes in one or more transactions at varying prices related to market conditions at the time of sale.

Business Day	“Business Day” means any day other than a Saturday or Sunday that is not a day on which banking institutions in The City of New York are authorized or obligated by law, regulation or executive order to close.

RISK FACTORS

Your investment in the Notes involves certain risks. In consultation with your own financial and legal advisers, you should carefully consider, among other matters, the following discussion of risks, as well as the risk described in the accompanying MTN prospectus supplement, before deciding whether an investment in the Notes is suitable for you.

Structure risks of Notes indexed to the Consumer Price Index

The interest payable on the Notes is indexed to the performance of the Consumer Price Index over successive twelve month periods. As a result, the possibility exists that you could receive little or no interest on a given Interest Payment Date. The Consumer Price Index is likely to increase only slightly or decrease during periods of deflation or little or no inflation. We have no control over a number of matters, including economic, financial and political events, that are important in determining the existence, magnitude and longevity of such events and their results.

Your yield may be lower than the yield on a standard debt security of comparable maturity

The yield that you will receive on your Notes may be less than the return you could earn on other investments. Your yield may be less than the yield you would earn if you bought a traditional interest bearing debt security of ML&Co. with the same maturity date. Your investment may not reflect the full opportunity cost to you when you take into account factors that affect the time value of money.

A trading market for the Notes is not expected to develop and if trading does develop, the market price you may receive or be quoted for your Notes on a date prior to the stated maturity date will be affected by this and other important factors including our costs of developing, hedging and distributing the Notes

The Notes will not be listed on any securities exchange and we do not expect a trading market for the Notes to develop. Although our affiliate MLPF&S has indicated that it currently expects to bid for Notes offered for sale to it by holders of the Notes, it is not required to do so and may cease making those bids at any time. In addition, while we describe in this pricing supplement how you can calculate the interest rate on the Notes after the initial Interest Reset Date from publicly available information, we will not publish such rate over the term of the Notes and this may limit the trading market for the Notes. The limited trading market for your Notes may affect the price that you receive for your Notes if you do not wish to hold your investment until the maturity date.

If MLPF&S makes a market in the Notes, the price it quotes would reflect any changes in market conditions and other relevant factors. In addition, the price, if any, at which you could sell your Notes in a secondary market transaction is expected to be affected by the factors that we considered in setting the economic terms of the Notes, namely the underwriting discount paid in respect of the Notes and other costs associated with the Notes, including compensation for developing and hedging the product. This quoted price could be higher or lower than the principal amount. Furthermore, there is no assurance that MLPF&S or any other party will be willing to buy the Notes. MLPF&S is not obligated to make a market in the Notes.

Assuming the rate of return on the Notes is constant over the term of the Notes and there is no change in market conditions or any other relevant factors, the price, if any, at which MLPF&S or another purchaser might be willing to purchase your Notes in a secondary market transaction is expected to be lower than the principal amount. This is due to, among other things, the fact that the principal amount included, and secondary market prices are likely to exclude, underwriting discount paid with respect to, and the developing and hedging costs associated with, the Notes.

Many factors affect the trading value of the Notes; these factors interrelate in complex ways and the effect of any one factor may offset or magnify the effect of another factor

The trading value of the Notes will be affected by factors that interrelate in complex ways. The effect of one factor may offset the increase in the trading value of the Notes caused by another factor and the effect of one factor may exacerbate the decrease in the trading value of the Notes caused by another factor. The following paragraphs describe the expected impact on the trading value of the Notes given a change in a specific factor, assuming all other conditions remain constant.

Changes in the volatility of interest rates are expected to affect the trading value of the Notes. Volatility is the term used to describe the size and frequency of price and/or market fluctuations. If the volatility of interest rates increases or decreases, the trading value of the Notes may be adversely affected.

As the time remaining to the stated maturity date of the Notes decreases, the “time premium” associated with the Notes is expected to decrease. We anticipate that before their stated maturity date, the Notes may trade at a value above that which would be expected based on the level of interest rates. This difference will reflect a “time premium” due to expectations concerning the level of in interest rates during the period before the stated maturity date of the Notes. However, as the time remaining to the stated maturity date of the Notes decreases, we expect that this time premium will decrease, lowering the trading value of the Notes.

Changes in our credit ratings may affect the trading value of the Notes. Our credit ratings are an assessment of our ability to pay our obligations. Consequently, real or anticipated changes in our credit ratings may affect the trading value of the Notes. However, because the return on your Notes is dependent upon factors in addition to our ability to pay our obligations under the Notes, such as the percentage increase, if any, in the level of the Consumer Price Index over the term of the Notes, an improvement in our credit ratings will not reduce the other investment risks related to the Notes.

In general, assuming all relevant factors are held constant, we expect that the effect on the trading value of the Notes of a given change in some of the factors listed above will be less if it occurs later in the term of the Notes than if it occurs earlier in the term of the Notes. We expect, however, that the effect on the trading value of the Notes of a given change in the level of the Consumer Price Index will be greater if it occurs later in the term of the Notes than if it occurs earlier in the term of the Notes.

Potential conflicts of interest could arise

Our subsidiary Merrill Lynch Capital Services, Inc. is our agent for the purposes of calculating the interest payable on each Interest Payment Date. Under certain circumstances, Merrill Lynch Capital Services, Inc. as our subsidiary and its responsibilities as Calculation Agent for the Notes could give rise to conflicts of interest. These conflicts could occur, for instance, in connection with judgments that it would be required to make in the event of a discontinuance or unavailability of the Consumer Price Index. Merrill Lynch Capital Services, Inc. is required to carry out its duties as Calculation Agent in good faith and using its reasonable judgment. However, because we control Merrill Lynch Capital Services, Inc., potential conflicts of interest could arise.

We expect to enter into arrangements to hedge the market risks associated with our obligation to pay the interest on each Interest Payment Date and principal due on the maturity date on the Notes. We may seek competitive terms in entering into the hedging arrangements for the Notes, but are not required to do so, and we may enter into such hedging arrangements with one of our subsidiaries or affiliated companies. Such hedging activity is expected to result in a profit to those engaging in the hedging activity, which could be more or less than initially expected, but which could also result in a loss for the hedging counterparty.

Tax consequences

You should consider the tax consequences of investing in the Notes. See the section entitled “United States Federal Income Taxation” in this pricing supplement.

CONSUMER PRICE INDEX

The amount of interest payable on the Notes will be linked to changes in the Consumer Price Index. The “Consumer Price Index” for purposes of the Notes is the nonseasonally adjusted U.S. City Average All Items Consumer Price Index for All Urban Consumers, published monthly by the Bureau of Labor Statistics of the U.S. Department of Labor. The Consumer Price Index is expressed in relative terms in relation to the 1982-1984 time base reference period for which the level of Consumer Price Index was set at 100. The Consumer Price Index for any given month is published during the following month.

The Consumer Price Index is a measure of the average change in consumer prices over time for a fixed market basket of goods and services, including food, clothing, shelter, fuels, transportation, charges for doctors and dentists services, and drugs. In calculating the Consumer Price Index, price changes for the various items are averaged together with weights that represent their importance in the spending of urban households in the United States. The contents of the market basket of goods and services and the weights assigned to the various items are updated periodically by the Bureau of Labor Statistics to take into account changes in consumer expenditure patterns.

The value of the Consumer Price Index for any given month will be the value reported on Bloomberg page CPURNSA or any successor service or successor page thereto. If the relevant values for the Consumer Price Index are not available on Bloomberg page CPURNSA or on a successor page or successor service on or before any Interest Reset Date, such value will be determined in the sole discretion of the Calculation Agent.

The following table sets forth the value of the Consumer Price Index from January 2001 to July 2006, as reported by the Bureau of Labor Statistics and reported on Bloomberg page CPURNSA. This historical data is presented for informational purposes only. Past movements of the Consumer Price Index are not necessarily indicative of future values.

	2001	2002	2003	2004	2005	2006
January	175.1	177.1	181.7	185.2	190.7	198.3
February	175.8	177.8	183.1	186.2	191.8	198.7
March	176.2	178.8	184.2	187.4	193.3	199.8
April	176.9	179.8	183.8	188.0	194.6	201.5
May	177.7	179.8	183.5	189.1	194.4	202.5
June	178.0	179.9	183.7	189.7	194.5	202.9
July	177.5	180.1	183.9	189.4	195.4	203.5
August	177.5	180.7	184.6	189.5	196.4
September	178.3	181.0	185.2	189.9	198.8
October	177.7	181.3	185.0	190.9	199.2
November	177.4	181.3	184.5	191.0	197.6
December	176.7	180.9	184.3	190.3	196.8

To illustrate the Floating Interest Rate Basis applicable to the Notes, assuming September 1, 2006 were an Interest Reset Date, based on the historical information presented in the table above, the per annum interest rate applicable to the Notes until the next Interest Reset Date would have been 6.48%, calculated as follows, including a Leverage Factor of 1.50:

202.9 minus 194.5 = 8.4

8.4 divided by 194.5 = 0.0431877

4.31877% multiplied by 1.50 = 6.48%

In accordance with the formula used in determining the Floating Interest Rate Basis, the June 2006 and June 2005 values of the Consumer Price Index were used in calculating the above example.

UNITED STATES FEDERAL INCOME TAXATION

The following discussion supplements and, to the extent that it is inconsistent with, replaces the discussion contained in the accompanying MTN prospectus supplement in the section entitled “United States Federal Income Taxation”.

Classification of the Notes

We have received an opinion from our counsel, Sidley Austin LLP, that the Notes will be treated as indebtedness for United States federal income tax purposes and that the Notes will be subject to the special regulations issued by the U.S. Treasury Department governing contingent payment debt instruments (the “CPDI Regulations”).

Accrual of Interest on the Notes

Pursuant to the CPDI Regulations, a U.S. Holder of the Notes will be required to accrue interest income on the Notes, in the amounts described below, regardless of whether the U.S. Holder uses the cash or accrual method of tax accounting.

The CPDI Regulations provide that a U.S. Holder must accrue an amount of ordinary interest income, as original issue discount for United States federal income tax purposes, for each accrual period occurring prior to and including the Stated Maturity Date of the Notes that equals:

(1)	the product of (i) the adjusted issue price (as defined below) of the Notes as of the beginning of the accrual period; and (ii) the comparable yield to maturity (as defined below) of the Notes, adjusted for the length of the accrual period;

(2)	divided by the number of days in the accrual period; and

(3)	multiplied by the number of days during the accrual period that the U.S. Holder held the Notes.

A Note’s issue price is the first price to the public at which a substantial amount of the Notes are sold, excluding sales to bond houses, brokers or similar persons or organizations acting in the capacity of underwriters, placement agents or wholesalers. The adjusted issue price of a Note is its issue price increased by any interest income previously accrued, determined without regard to any adjustments to interest accruals described below, and decreased by the amount of any projected payments, as defined below, previously scheduled to have been made with respect to the Notes.

The CPDI Regulations require that we provide to U.S. Holders, solely for United States federal income tax purposes, a schedule of the projected amounts of payments, which we refer to as projected payments, on the Notes. This schedule must produce the comparable yield. Solely for purposes of applying the CPDI Regulations to the Notes, ML&Co. has determined that the projected payments for the Notes consist of (i) estimates of the monthly floating payments of interest calculated by reference to the Floating Interest Rate Basis on each Interest Payment Date occurring up to, and including September 6, 2011, and (ii) a payment on the Stated Maturity Date of the principal amount thereof. In addition, ML&Co. has determined that the comparable yield for the Notes is 5.28% per annum, compounded monthly. U.S. Holders may obtain the projected payment schedule by submitting a written request for such information to Merrill Lynch & Co., Inc., Corporate Secretary’s Office, 222 Broadway, 17th Floor, New York, New York 10038 or to corporatesecretary@exchange.ml.com.

For United States federal income tax purposes, a U.S. Holder must use the comparable yield and the schedule of projected payments in determining its interest accruals, and the adjustments thereto described below, in respect of the Notes, unless a U.S. Holder timely discloses and justifies the use of other estimates to the Internal Revenue Service. A U.S. Holder that determines its own comparable yield or schedule of projected payments must also establish that our comparable yield or schedule of projected payments is unreasonable.

The comparable yield and the schedule of projected payments are not determined for any purpose other than for the determination of a U.S. Holder’s interest accruals and adjustments thereof in respect of the Notes for

United States federal income tax purposes and do not constitute a projection or representation regarding the actual amounts payable on the Notes.

Amounts treated as interest under the CPDI Regulations are treated as original issue discount for all purposes of the Internal Revenue Code of 1986, as amended.

Adjustments to Interest Accruals on the Notes

If, during any taxable year, a U.S. Holder receives actual payments with respect to the Notes for that taxable year that in the aggregate exceed the total amount of projected payments for that taxable year, the U.S. Holder will incur a “net positive adjustment” under the CPDI Regulations equal to the amount of that excess. The U.S. Holder will treat a “net positive adjustment” as additional interest income for the taxable year.

If a U.S. Holder receives in a taxable year actual payments with respect to the Notes for that taxable year that in the aggregate were less than the amount of projected payments for that taxable year, the U.S. Holder will incur a “net negative adjustment” under the CPDI Regulations equal to the amount of such deficit. This adjustment will (a) reduce the U.S. Holder’s interest income on the Notes for that taxable year, and (b) to the extent of any excess after the application of (a), give rise to an ordinary loss to the extent of the U.S. Holder’s interest income on the Notes during prior taxable years, reduced to the extent that interest was offset by prior net negative adjustments.

Sale or Exchange of the Notes

Generally, the sale or exchange of a Note will result in taxable gain or loss to a U.S. Holder. The amount of gain or loss on a taxable sale or exchange will be equal to the difference between (a) the amount realized by the U.S. Holder on that sale or exchange and (b) the U.S. Holder’s adjusted tax basis in the Note. A U.S. Holder’s adjusted tax basis in a Note on any date will generally be equal to the U.S. Holder’s original purchase price for the Note, increased by any interest income previously accrued by the U.S. Holder (determined without regard to any adjustments to interest accruals described above), and decreased by the amount of any projected payments (as defined above) previously made to the U.S. Holder through that date. Gain recognized upon a sale or exchange of a Note will generally be treated as ordinary interest income; any loss will be ordinary loss to the extent of interest previously included in income, and thereafter, capital loss (which will be long-term if the Note is held for more than one year as of the date of the disposition). The deductibility of net capital losses by individuals and corporations is subject to limitations.

Prospective investors should also consult the summary describing the principal U.S. federal income tax consequences of the purchase, ownership and disposition of the Notes contained in the section entitled “United States Federal Income Taxation” in the accompanying MTN prospectus supplement.